August 12, 2009
BY EDGAR AND OVERNIGHT DELIVERY
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Celanese Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Form 10-Q for the Fiscal Quarter Ended March 31, 2009 File No. 001-32410
Dear Mr. Decker:
     This letter is submitted by Celanese Corporation (the “Company”) in response to the additional comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) in its letter to the Company dated July 30, 2009 (the “Comment Letter”), which requested a response from the Company relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and Form 10-Q for the fiscal quarter ended March 31, 2009. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold italicized text, each of which is followed by the Company’s response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.
Response: We have included in our response below proposed revisions to the Company’s disclosures. We advise the Staff that in future filings, including interim filings, as applicable, the Company will modify its disclosures in accordance with these proposed revisions.
Financial Statements
15. Benefit Obligations, page F-26
2.	We have read your response to comment four from our letter dated June 26, 2009. Paragraph 7 of SFAS 132(R) states that a U.S. reporting entity may combine disclosures about pension plans or other postretirement benefit plans outside the U.S. with those for U.S. plans unless the benefit obligations of the plans outside the U.S. are significant relative to the total benefit obligation and those plans use significantly different assumptions. We continue to have difficulty in understanding how you determined that 14% of your total pension plan benefit obligations is not significant. Please further advise. You state that you will enhance your disclosures to demonstrate the materiality of the US versus non-US pension plans and other postretirement benefit. Please show us what these additional disclosures will look like.
Response: The Company believes that its non-US pension plan projected benefit obligation is not significant relative to its total projected benefit obligation. The Company maintains twenty-eight pension plans in nine foreign countries, representing 14% of the Company’s total projected benefit obligation as of December 31, 2008. The Company does not believe separately disclosing the non-US plans from the US plans would be meaningful to the readers of its financial statements.
In future filings, the Company will enhance its disclosures to demonstrate the materiality of the US versus non-US pension plans and other postretirement benefit plans as follows.

The percentage of US and non-US projected benefit obligation at the end of the period is as follows:

	Pension Benefits as of		Postretirement Benefits as
	December 31,		of December 31,
	2009	2008	2009	2008
US plans		86%		91%
International plans		14%		9%

Total	0%	100%	0%	100%

The percentage of US and non-US fair value of plan assets at the end of the period is as follows:

	Pension Benefits as of
	December 31,
	2009	2008
US plans		84%
International plans		16%

Total	0%	100%

* * * *
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     The Company respectfully believes that this letter addresses the Staff’s comments in the Comment Letter. If you desire further information, please do not hesitate to contact the undersigned by letter or by telephone at (972) 443-4015.
Sincerely,
/s/ Steven M. Sterin
Steven M. Sterin
Senior Vice President and Chief Financial Officer

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